Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           PreMD Inc. Provides Corporate Update

           TORONTO, Oct. 3 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
Amex: PME) is pleased to announce an update on the company's 510(k)
application to the US Food and Drug Administration (FDA) and involvement in upcoming conferences.
           On Wednesday, October 3, 2007, Dr. Brent Norton, president and chief executive officer of PreMD, will present at BioContact Quebec, a leading annual biopharmaceutical conference. The conference takes place from October
3-5, 2007, in Quebec City.
           PreMD is preparing the information recently requested by the FDA. In
September, PreMD held discussions with the FDA in order to clarify the necessary information required to obtain an expanded regulatory claim for the company's POC skin cholesterol test. At this time, pursuant to multiple communications with the FDA and its marketing partner, PreMD anticipates submitting the final response in the coming weeks, within the required timeframe.
           PreMD is also involved in several upcoming conferences to be held in Q4
2007. The company will be presenting and exhibiting at the ValueRich Small-Cap
Financial Expo on October 18, 2007, in New York. PreMD will also be exhibiting at the Association of Home Underwriters (AHOU) 2007 Annual Conference in
Toronto from October 21-24, 2007, on its PREVU(x) LT product. On November 5-7,
2007, PreMD will be presenting at the Acumen BioFin Rodman & Renshaw 9th
Annual Healthcare Conference in New York.
           PreMD is also pleased to announce the presentation date of the scientific abstract entitled 'Increased Skin Cholesterol Identifies Individuals at
Increased Cardiovascular Risk: The Predictor of Advanced Subclinical
Atherosclerosis (PASA) Study' at the American Heart Association Conference.
The AHA Scientific Sessions conference takes place November 2-7, 2007 in
Orlando, Florida and the PASA presentation will take place in the morning session on Monday, November 5, 2007.

           About PreMD
           PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products, currently branded as PREVU(x) Skin
Cholesterol Test, will be marketed and distributed by AstraZeneca. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PREVU(x), please visit
www.prevu.com.

           This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the company's products, the competitiveness of the company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
           In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
           Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

           (x) Trademark

           %SEDAR: 00007927E          %CIK: 0001179083

           /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Michelle Rabba,
Manager, Corporate Communications, Tel: (416) 222-3449 ext 25, Email:
mrabba(at)premdinc.com/
           (PMD. PME)

CO:  PreMD Inc.

CNW 09:01e 03-OCT-07